                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                                 ---------------
                                                                 SEC FILE NUMBER
                                                                      1-3122
                                                                 ---------------

                                                                 ---------------
                                                                      CUSIP
                                                                      NUMBER
                                                                     676346109
                                                                 ---------------
(CHECK ONE):      / / Form 10-K     / / Form 20-F     / / Form 11-K
                  /X/ Form 10-Q     / / Form N-SAR

            For period Ended: JUNE 30, 2000
            / / Transition Report on Form 10-K
            / / Transition Report on Form 20-F
            / / Transition Report on Form 11-K
            / / Transition Report on Form 11-K
            / / Transition Report on Form N-SAR
            For the Transition Period Ended:_____________________________

--------------------------------------------------------------------------------
  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________

PART I - REGISTRANT INFORMATION

--------------------------------------------------------------------------------
Full Name of Registrant:

                        OGDEN CORPORATION
--------------------------------------------------------------------------------
Former Name if Applicable:

--------------------------------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)

                        TWO PENNSYLVANIA PLAZA
--------------------------------------------------------------------------------
City, State and Zip Code

                        NEW YORK, NEW YORK  10121
--------------------------------------------------------------------------------


PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effect or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 10-Q and Form 10-QSB, SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

As described in the registrant's news release, dated November 4, 1999, and filed as an exhibit to the registrant's Form 8-K, dated November 9, 1999, the registrant confirmed its earlier announcement that it is pursuing the sale of its Aviation and Entertainment business segments and that these segments will be reported as discontinued operations. As a result of the registrant's decision to sell these businesses and report them as discontinued operations, it is necessary for the registrant to significantly reclassify the information in its financial statements to be included in its quarterly report on Form 10-Q for the second quarter. Because of the ongoing sales process and related accounting issues and the additional work required to restate prior periods to show these operations as discontinued, it was not possible for the registrant to file its Form 10-Q on or before such date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

           RAYMOND E. DOMBROWSKI, JR.          212               868-5456
           --------------------------          ---               --------
                   (Name)                  (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

            /X/ Yes     / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

            / / Yes     /X/ No



If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------

                                OGDEN CORPORATION
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2000                       By: /s/ Raymond E. Dombrowksi, Jr.
                                               -------------------------------
                                               Raymond E. Dombrowski, Jr.
                                               Senior Vice President and
                                               Chief Financial Officer